UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

LANDS’ END, INC.
(Name of Subject Company (issuer))

LEWHP, LLC

(Offeror)

an indirect wholly-owned subsidiary of

WH TOPCO, L.P. (d/b/a WHP GLOBAL)
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

51509F105

(CUSIP Number of Class of Securities)

Yehuda Shmidman

Chairman and Chief Executive Officer

WH Topco, L.P. (d/b/a WHP Global)

530 Fifth Avenue, 12th Floor New York, New York 10036

Telephone: (646) 518-8495
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Leia Pearl Andrew

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2026 (as amended and supplemented, the “Schedule TO”) and relates to the offer (the “Offer”) by LEWHP, LLC, a Delaware limited liability company (“Purchaser”), and WH Topco, L.P., a Delaware limited partnership (“WHP Global”), to purchase up to 2,222,222 of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lands’ End, Inc., a Delaware corporation (the “Company”), in exchange for $45.00 per share in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 26, 2026 (as amended or supplemented, the “Offer to Purchase”), and the related Letter of Transmittal.

Except as otherwise set forth in this Final Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Final Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Offer and related withdrawal rights expired as scheduled at 7:00 a.m., Eastern Time, on March 31, 2026, and the Offer was not extended (such date and time, the “Expiration Time”).

The Depositary has advised Purchaser and WHP Global that, as of the Expiration Time, 29,243,942 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 95.2% of the issued and outstanding Shares as of the Expiration Time. Because the aggregate number of Shares tendered into the Offer exceeded the Offer Cap, Shares have been accepted on a pro rata basis pursuant to the terms of the Offer. The Depositary has advised that the proration factor for the Offer is approximately 7.6%.

As each of the Offer Conditions have been satisfied or waived, Purchaser has irrevocably accepted for payment and purchase, and will pay for, 2,222,222 Shares that were validly tendered (not validly withdrawn). WHP Global expects to close the Transactions on April 1, 2026, in accordance with, and subject to the terms of, the Purchase Agreement.

A copy of the press release issued by WHP Global on April 1, 2026 announcing the expiration and results of the Offer is attached as Exhibit (a)(5)(C) to the Schedule TO and incorporated herein by reference. A copy of the press release issued by Land’s End, Inc. on April 1, 2026 announcing the closing of the Transactions is attached as Exhibit (a)(5)(D) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by WHP Global on April 1, 2026.

(a)(5)(D)	Press Release issued by the Company on April 1, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 1, 2026 (File No. 001-09769))

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 1, 2026	LEWHP, LLC

/s/ Yehuda Shmidman
	Name:	Yehuda Shmidman
	Title:	Chief Executive Officer

WH TOPCO, L.P.

/s/ Yehuda Shmidman
	Name:	Yehuda Shmidman
	Title:	Chief Executive Officer